This prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, but are not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-109507
Subject to Completion. Dated November 21, 2005.
Prospectus Supplement
(To Prospectus dated June 14, 2005)
Cleco Power LLC
$150,000,000
                  % Notes due 20
Interest payable                             and
Issue price:       %
We are offering $150 million of our           % Notes due                     , 20     . The notes are unsecured and rank equally with all our existing and future unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to, and thus have a junior position to, any secured debt that we may have outstanding from time to time with respect to the assets securing such debt.
The notes will mature on                     , 20     . Interest accrues from November      , 2005. We may redeem the notes in whole or in part at any time at the redemption price described on page S-10.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Investing in the notes involves risks. See “Risk Factors” beginning on page S-5 of this prospectus supplement and beginning on page 7 of the accompanying prospectus.

	Price to Public(1)		Underwriting Discounts		Proceeds to Us(1)

Per Note		%		%		%
Total	$		$		$

(1) Plus accrued interest from November    , 2005.
The notes will not be listed on any securities exchange.
We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company on or about November      , 2005.
Sole Book-Running Manager
JPMorgan
Co-Managers

BNY Capital Markets, Inc.	Calyon Securities (USA)

Comerica Securities	Wedbush Morgan Securities Inc.
November      , 2005

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and certain other matters relating to us and our financial condition. The second part is the prospectus, which gives more general information about debt securities we may offer from time to time. Some of the information in the prospectus does not apply to this offering, and the prospectus supplement adds, updates and changes the information contained in the prospectus. You should read the entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference that are described under “Where You Can Find More Information.”
You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not and the underwriters have not authorized anyone else to provide you with any additional or different information. If you receive any unauthorized information, you should not rely on it. We are offering to sell the notes only in places where the offers and sales are permitted. The information contained in this prospectus supplement or the accompanying prospectus is current only as of the date of this prospectus supplement or the accompanying prospectus and any information incorporated by reference is current only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

Cleco Power LLC
We are a Louisiana limited liability company and a wholly owned subsidiary of Cleco Corporation, a regional energy services holding company. We are an electric utility that conducts generation, transmission and distribution operations subject to the jurisdiction of the Louisiana Public Service Commission and the Federal Energy Regulatory Commission, among other regulators, which also engages in energy management activities. We provide electric utility services to approximately 265,000 retail and wholesale customers in 103 communities in central and southeastern Louisiana. Cleco Corporation, subject to certain limited exceptions, is exempt from regulation as a public utility holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935 and Rule 2 thereunder. Our principal executive offices are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226, and our phone number at this address is (318) 484-7400.
Our parent company’s homepage on the Internet is located at http://www.cleco.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission are available, free of charge, through this website, after those reports or filings are electronically filed with or furnished to the Securities and Exchange Commission. Information on this website or any other website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and does not constitute a part of this prospectus supplement or the accompanying prospectus. For additional information regarding reports and other information we file with or furnish to the Securities and Exchange Commission and obtaining other information about us, please read “Where You Can Find More Information.”
Recent developments
Proposed new Rodemacher power plant
We expect to meet our customers’ demand for power during 2005 with power that we generate and power that we purchase pursuant to power purchase agreements with Williams Power Company, Inc. and Calpine Energy Services, L.P. Beyond 2005 we have evaluated our longer-term capacity requirements and generation supply options and issued requests for proposals for both long-term and short-term options. The generation supply options for 2006 and beyond that we have considered include, among others, sources of long-term purchased power, acquiring additional generation facilities, self-build proposals and reconfiguring certain of our existing generation facilities. In June 2005, we made preliminary selections from our long-term and short-term requests for proposals and determined to:

•	construct a proposed 600 megawatt (MW) solid-fuel power plant at our Rodemacher power station near Boyce, Louisiana,

•	negotiate a one-year power purchase agreement with Calpine Energy Services, L.P. providing us with 200 MW of capacity in 2006, and

•	negotiate a four-year power purchase agreement with Williams Power Company, Inc. providing us with 500 MW of capacity from 2006 through 2009.
Approval and certification by the Louisiana Public Service Commission to construct the solid-fuel power plant, which we sometimes refer to as Rodemacher-3, is expected during the first quarter of 2006. The approval and certification process will also address cost recovery aspects of the solid-fuel plant, as well as financing approvals for the estimated $1.0 billion cost of the project. In addition, the receipt of certain environmental agency approvals is necessary prior to beginning construction on the plant, which receipt is expected in the first quarter of 2006. In September 2005, based on our expected receipt of required approvals, we entered into an engineering, procurement and construction contract with Shaw Constructors, Inc. to construct Rodemacher-3.
The two power purchase agreements referred to above were executed in August 2005 and were recently approved by the Louisiana Public Service Commission.
Hurricanes Katrina and Rita
In August and September 2005, Hurricanes Katrina and Rita hit our service territory. Approximately 87,000 and 136,000 of our customers were without power immediately following Hurricane Katrina and Hurricane Rita, respectively. Four weeks after Katrina, power had been restored to all of our customers who could receive service, and within two weeks of Rita, service was restored to almost all of our customers, with the exception of customers in remote areas of our rural service territory. Our current estimate of the cost of restoration for Hurricanes Katrina and Rita is $115.0 million and $50.0 million, respectively. Approximately 82% of the Hurricane Katrina restoration costs recorded as of September 30, 2005 and 83% of the Hurricane Rita restoration costs recorded as of September 30, 2005 were capitalized. We requested and have received regulatory approval from the Louisiana Public Service Commission to create a regulatory asset that represents incremental, non-capitalized restoration costs incurred as a result of these hurricanes. This regulatory asset is being amortized over a ten-year period that began in October 2005.
Rate stabilization plan
On September 14, 2005, the Louisiana Public Service Commission approved an additional one-year extension of our rate stabilization plan to September 30, 2006. This extension will allow us additional time to evaluate different rate design options relating to our construction proposal for Rodemacher-3. We currently expect to file an application with the Louisiana Public Service Commission during the fourth quarter of 2005 to extend the current rate stabilization plan through the first date of service of the proposed Rodemacher-3 power plant.

The offering

Issuer	Cleco Power LLC

Notes Offered	$150 million aggregate principal amount of % Notes due , 20 .

Maturity Date	The notes will mature on , 20 , unless redeemed or otherwise repaid prior to that date.

Interest Payment Dates	and of each year, beginning on , 2006.

Ratings	Our senior unsecured debt is rated BBB by Standard & Poor’s Ratings Group and Baa1 by Moody’s Investors Service, Inc. Ratings reflect only the rating agencies’ views and are not recommendations to buy, sell or hold the notes. Any rating agency may revise or withdraw its rating on the notes, and, accordingly, there can be no assurance that the ratings assigned to the notes upon initial issuance or at any other time will not be lowered or withdrawn by a rating agency at any time thereafter.

Optional Redemption	We may redeem all or a part of the notes at any time and from time to time at the redemption price described herein, plus accrued and unpaid interest thereon to (but excluding) the redemption date, as specified under “Description of the Notes— Optional Redemption” beginning on page S-10 of this prospectus supplement.

Ranking	The notes will be unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness. As of September 30, 2005, we had an aggregate of $400.4 million of unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to, and thus have a junior position to, any secured debt that we may have outstanding from time to time (including any first mortgage bonds that may be outstanding from time to time) with respect to the assets securing such debt. As of September 30, 2005, we had no secured indebtedness outstanding.

Certain Covenants	We will issue the notes under an indenture containing certain restrictive covenants for your benefit. These covenants are described under “Description of the Notes— Ranking; Certain Covenants Relating to the Notes” on page S-9 of this prospectus supplement and “Description of the Debt Securities— Ranking; Limitations on Mortgages and Liens” and “—Consolidation, Merger, Sale or Conveyance” in the accompanying prospectus.

Use of Proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including the payment of storm restoration costs related to the damage caused by Hurricanes Katrina and Rita and for certain expenses relating to the proposed Rodemacher-3 plant.

Trustee and Paying Agent	The Bank of New York Trust Company, N.A.

Risk Factors	See “Risk Factors” beginning on page S-5 of this prospectus supplement, “Risk Factors” beginning on page 7 of the accompanying prospectus and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.

Governing Law	The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Risk factors
Investing in the notes involves risk. You should carefully consider all of the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to make an investment. In particular, you should carefully consider the risks described below and beginning on page 7 of the accompanying prospectus, as well as those listed under “Cautionary Statement Regarding Forward-Looking Statements” in the accompanying prospectus. We also identify risks and other factors that could affect our results of operations or financial condition in our annual report, quarterly reports and current reports incorporated by reference in this prospectus supplement and the accompanying prospectus. There may be additional risks that are not currently known to us or that we do not currently consider material. These risks and uncertainties could have an adverse effect on our business, including, depending on the circumstances, our results of operations and financial condition, or could adversely affect the value of the notes offered by this prospectus supplement.
The receipt of and timing of any revenue relief associated with the recovery of the storm restoration costs from Hurricanes Katrina and Rita could have a material adverse impact on our results of operations, financial condition and cash flows.
On November 4, 2005, we filed an application with the Louisiana Public Service Commission for recovery in rates of amortization of storm damage costs incurred as a result of Hurricanes Katrina and Rita (Docket No. U-29157). These storm restoration costs are currently estimated at $165 million in the aggregate. In the application we requested to collect $33 million annually related to the storm restoration efforts associated with both hurricanes. Four of our customers have intervened in this docket. Without such relief, our management does not believe that we will be able to maintain our financial integrity and implement the capacity options (including the proposed Rodemacher-3 plant) chosen from our Commission-monitored long-term RFP process, which options were chosen specifically to diversify our fuel mix and lower customer costs. There is no assurance that the Louisiana Public Service Commission will grant us the requested relief or any relief relating to the recovery of the storm restoration costs, or if some relief is granted, the timing of any such relief. The receipt of and timing of any revenue relief associated with the recovery of the storm restoration costs from Hurricanes Katrina and Rita could have a material adverse impact on our results of operations, financial condition and cash flows.
We have applied to the Louisiana Public Service Commission for a Certificate of Public Convenience and Necessity for authorization to construct, own and operate Rodemacher-3. The outcome of this proceeding could have a material adverse impact on our results of operations, financial condition and cash flows.
In July 2005, we filed an application seeking approval and certification of our plan to construct, own and operate Rodemacher-3 with the Louisiana Public Service Commission (Docket No. U-28765). Ten interested parties, including a number of our customers, have intervened in this docket. The approval and certification proceeding also will address cost recovery aspects of the plant, as well as financing approvals for the estimated $1.0 billion cost of the project. As of September 30, 2005, we had spent approximately $6.6 million on preliminary project development. If Louisiana Public Service Commission approval of the project is not received, the $6.6 million and any amounts incurred subsequent to September 30, 2005 will be expensed. The current Commission-established procedural schedule sets March 15, 2006 as the date for the Louisiana Public Service Commission to take action with respect to this application. Without adequate ratemaking treatment and assurances for Rodemacher-3 from the Louisiana Public Service Commission in this docket, we may either be prevented from constructing the plant or the cost of capital would increase the cost of the project and ultimately increase customer bills. There is no assurance that the Louisiana Public Service Commission will grant us the Certificate for Public Convenience and Necessity for Rodemacher-3 or if the Certificate is granted, the ratemaking treatment relating to the construction and financing of the plant. The outcome of this proceeding could have a material adverse impact on our results of operations, financial condition and cash flows.
The expiration of our rate stabilization plan, as extended through September 2006, could result in a reduction in our regulated rate of return, which is the primary basis for our earnings and cash flows.
Our retail power rates for residential, commercial and industrial customers and other retail sales are regulated by the Louisiana Public Service Commission. Under a rate stabilization plan approved by the Louisiana Public Service Commission, we are allowed to realize a regulatory return on equity of up to 12.625%, with returns above that level being refunded to customers in the form of billing credits. In March 2004, the Louisiana Public Service Commission granted a one-year extension of the expiration of the plan, without modification, from September 2004 to September 30, 2005. On September 14, 2005, the Louisiana Public Service Commission approved an additional one-year extension of the rate stabilization plan to September 30, 2006. This extension will allow us additional time to evaluate different rate design options relating to Rodemacher-3. We currently expect to file an application with the Louisiana Public Service Commission during the fourth quarter of 2005 to extend the current rate stabilization plan through the first date of service of the proposed Rodemacher-3 power plant. There is no assurance that the Louisiana Public Service Commission will grant us this extension. Upon expiration of the existing rate stabilization plan, options include seeking another extension, seeking a new rate case, or allowing the current plan to expire and continue under current rates until the Louisiana Public Service Commission orders a review of our rates. Upon expiration of our current rate stabilization plan, the Louisiana Public Service Commission could reduce our regulated rate of return in establishing a new plan or modifying the existing plan, which would reduce our base revenue and profitability.
We cannot assure you that an active trading market for the notes will develop.
We do not intend to apply for listing of the notes on any securities exchange or automated quotation system. There can be no assurance as to the liquidity of any market that may develop for the notes, the ability of the noteholders to sell their notes or the price at which the noteholders will be able to sell their notes. Future trading prices of the notes will depend on many factors including, among other things, prevailing interest rates, our operating results and the market for similar securities.
The underwriters have informed us that they intend to make a market in the notes. However, the underwriters are not obligated to do so, and any such market-making activity may be terminated at any time without notice. In addition, such market-making activity will be subject to restrictions under federal securities laws. If a market for the notes does not develop, purchasers may be unable to resell the notes for an extended period of time. Consequently, a noteholder may not be able to liquidate its investment readily, and the notes may not be readily accepted as collateral for loans.

Capitalization
The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2005 on an historical basis and as adjusted to reflect the sale of the notes and the application of the net proceeds therefrom as described under “Use of Proceeds.”
You should read this table in conjunction with our financial statements, related notes and other financial information we have incorporated by reference in this prospectus supplement and the accompanying prospectus.

	September 30, 2005

(In thousands)	Actual	As Adjusted

	(Unaudited)
Cash and cash equivalents	$15,427	$

Current portion of long-term debt	40,000

Long-term debt:
Notes offered hereby	—
Other long-term debt, excluding current portion	360,363

Total long-term debt	360,363
Member’s equity	452,674

Total capitalization	$813,037	$

Use of proceeds
The proceeds to us from the sale of the notes in this offering are expected to be approximately $           million, after deducting the underwriters’ discounts but before deducting the other expenses of this offering. We intend to use the net proceeds from this offering for general corporate purposes, including the payment of storm restoration costs related to the damage caused by Hurricanes Katrina and Rita and for certain expenses relating to the proposed Rodemacher-3 power plant.

Summary financial information
The following table presents our summary financial data. The data set forth below should be read together with our historical financial statements, the notes to those financial statements and other financial information we have incorporated by reference in this prospectus supplement and the accompanying prospectus. Our summary of operations and balance sheet data for the years ended December 31, 2004, 2003 and 2002 are derived from our audited financial statements. Our summary of operations and balance sheet data for the nine months ended September 30, 2005 and 2004 are derived from our unaudited interim financial statements, which interim financial statements, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of operations and financial position of the unaudited interim period.

	Nine months ended		Year ended
	September 30,		December 31,

(In thousands)	2005	2004	2004	2003(1)	2002(1)

	(unaudited
Summary of Operations:
Operating revenue, net	$644,616	$547,918	$729,309	$707,288	$595,489
Operating expenses	547,540	468,257	625,178	592,675	477,860
Operating income	97,076	79,661	104,131	114,613	117,629
Net income	52,117	38,695	52,202	57,008	59,574

	September 30,		December 31,

(In thousands)	2005	2004	2004	2003(1)	2002(1)

	(unaudited
Balance Sheet Data:
Cash and cash equivalents	$15,427	$82,171	$54,113	$70,990	$69,167
Total assets	1,600,518	1,417,446	1,425,388	1,378,916	1,338,445
Long-term debt, net	360,363	350,590	350,552	410,576	335,517
Total debt	400,363	410,590	410,552	410,576	467,517
Member’s equity	452,674	456,660	453,457	445,866	423,816

(1) Certain reclassifications have been made to conform the 2003 and 2002 financial statements to the presentation used in our 2004 financial statements. These reclassifications had no effect on net income or total member’s equity.

Description of the notes
General
We have summarized below some of the provisions of the notes. Because this discussion is only a summary, it does not necessarily contain all of the information you should consider. Our debt securities and the indenture, dated as of October 1, 1988, between us (as successor to Cleco Utility Group Inc.) and The Bank of New York Trust Company, N.A. (as successor to The Bank of New York) as trustee, as amended and supplemented from time to time, pursuant to which the notes will be issued, are more fully described in the accompanying prospectus. Additionally, the indenture is an exhibit to the registration statement of which the accompanying prospectus is a part. The following summary of the notes is qualified in its entirety by reference to the indenture. In this prospectus supplement, we refer to the trustee under the indenture as the “trustee.”
We will issue the notes as a series of debt securities under the indenture in denominations of $1,000 and integral multiples of $1,000. The notes will be limited in principal amount to $150 million, provided, however, that this amount may in the future be increased pursuant to the provisions of the indenture without the consent of the holders of the notes. The notes will constitute our direct, unsecured obligations and will not be subject to any sinking fund provision.
The indenture does not limit the aggregate principal amount of unsecured debt securities that we can issue under it and provides that we may issue debt securities from time to time in one or more series up to the aggregate principal amount authorized by us for a particular series. We may, from time to time, without the consent of the holders of the notes, issue notes or other debt securities under the indenture in addition to the notes offered by this prospectus supplement. At September 30, 2005, we had $339.8 million principal amount of debt securities outstanding under the indenture, consisting of $140.0 million principal amount of medium-term notes, $74.8 million principal amount of insured quarterly notes, $75.0 million principal amount of 5.375% notes due 2013 and $50.0 million principal amount of 4.95% notes due 2015.
Ranking; certain covenants relating to the notes
The notes will rank equally with all of our other unsecured and unsubordinated indebtedness. As of September 30, 2005, we had an aggregate of $400.4 million of unsecured and unsubordinated indebtedness. We may from time to time issue mortgage bonds under an Indenture of Mortgage, dated as of July 1, 1950, between us and J.P. Morgan Trust Company, National Association, as trustee, and secured thereby. Holders of the first mortgage bonds would have a prior claim on certain of our material assets upon dissolution, winding up, liquidation or reorganization by us. As of September 30, 2005 we had no secured indebtedness outstanding. Under the terms of the Indenture of Mortgage, we may issue up to $500 million principal amount of first mortgage bonds secured thereby. However, covenants in our other debt instruments, including our credit facility, may impose limitations on the indebtedness we may incur, including secured indebtedness under the Indenture of Mortgage. As of September 30, 2005, and giving effect to this offering of $150 million principal amount of notes, our credit facility limited the amount of additional secured and unsecured indebtedness we could incur to approximately $290.0 million. So long as any debt securities issued under the indenture, including the notes, remain outstanding, the indenture prohibits us, subject to certain exceptions (which include bonds issued under our first mortgage bond indenture), from creating or permitting any mortgage, lien or similar encumbrance on any of our properties, unless we secure such debt securities equally and ratably with the mortgage being created or permitted. For more information regarding this limitation on mortgages and liens, including the exceptions to such limitation, and on another restrictive covenant applicable to the notes, please read “Description of the Debt Securities— Ranking; Limitations on Mortgages and Liens” and “—Consolidation, Merger, Sale or Conveyance” in the accompanying prospectus.
Maturity
The entire principal amount of the notes, unless previously redeemed or otherwise repaid, will mature and become due and payable, together with any unpaid interest accrued to (but excluding) the maturity date, on                     , 20     . In the event that the maturity date or any redemption date is not a business day, then payment of principal and any interest will be made on the next business day, without any interest or other payment in respect of the delay.
Interest
Each note will bear interest at      % per year from the date of original issuance, payable in arrears on                     and                     of each year to the person in whose name the note is registered at the close of business on the fifteenth calendar day of the month preceding the month in which the applicable interest payment date falls. Interest accrued on the notes that is payable at maturity or earlier redemption will be payable to the persons entitled to payment of principal as a result of maturity or redemption, as the case may be. The initial interest payment date is                     , 2006, and the payment on that date will include all interest accrued from the date of issuance. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any interest payment date is not a business day, then payment of the interest will be made on the next business day, without any interest or other payment in respect of the delay. In addition, if there has been a default in the payment of interest on any note, the defaulted interest may be payable to the holder of the note as of the close of business on a date selected by the trustee not more than 15 days and not less than 10 days prior to the date proposed by us for payment of this defaulted interest, and not less than 15 days after the receipt by the trustee of our notice of the proposed payment, or in any other lawful manner as provided in the indenture.
Optional redemption
Each of the notes will be redeemable as a whole or in part, at our option, at any time and from time to time, at a redemption price equal to the greater of:

•	100% of the principal amount of such notes; and

•	the sum of the present values of the remaining scheduled payments of principal and interest on such notes (exclusive of unpaid interest to the date of redemption) discounted to the redemption date semiannually (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus basis points, plus in either case accrued and unpaid interest on the notes to (but excluding) the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.
“Independent Investment Banker” means an independent investment banking institution of national standing appointed by us. If we fail to appoint an independent investment banking institution at least 30 business days prior to the redemption date, or if the institution we appoint is unwilling or unable to select the Comparable Treasury Issue, the selection will be made by J.P. Morgan Securities Inc., or, if it is unwilling or unable to make the selection, by an independent investment banking institution of national standing appointed by the trustee.
“Comparable Treasury Price” means, with respect to any redemption date, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.
“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.
“Reference Treasury Dealer” means J.P. Morgan Securities Inc. and its successors, and four other primary U.S. Government securities dealers in the United States (“Primary Treasury Dealer”) appointed by us in connection with the redemption; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we shall replace that former dealer with another Primary Treasury Dealer.
We or the trustee will mail notice of any redemption between 30 days and 60 days before the redemption date to each holder of the notes to be redeemed.
Defeasance and covenant defeasance
We will be discharged from all of our obligations with respect to the notes, except for certain obligations to exchange or register the transfer of notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold moneys for payment in trust, upon the deposit in trust for the benefit of the holders of the notes of money or U.S. government obligations, or both. A deposit by us in this manner will provide money in an amount sufficient to pay the principal and interest on the notes on the maturity date in accordance with the terms of the indenture and the notes through the payment of principal and interest in respect of the deposited money or government obligations in accordance with their terms. This defeasance or discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of the notes will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge were not to occur.
In certain circumstances, we may omit to comply with specified restrictive covenants applicable to the notes. In those circumstances, the occurrence of certain events of default, which are described in the accompanying prospectus under “Description of the Debt Securities— Events of Default,” will be deemed not to be or result in an event of default with respect to the notes. In order to exercise this option, we will be required to deposit, in trust for the benefit of the holders of the notes, money or U.S. government obligations, or both. A deposit by us in this manner will provide money in an amount sufficient to pay the principal and interest on the notes on the respective stated maturity date in accordance with the terms of the indenture and the notes through the payment of principal and interest in respect of the money or government obligations in accordance with their terms. We will also be required, among other things, to deliver to the trustee an opinion of counsel to the effect that holders of the notes will not recognize gain or loss for federal income tax purposes as a result of the deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance were not to occur. In the event we exercise this option with respect to any notes and the notes are declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations deposited in trust would be sufficient to pay amounts due on the notes at the time of their stated maturity, but might not be sufficient to pay amounts due on the notes upon any acceleration resulting from the event of default. In this case, we would remain liable for those payments.
Book-entry only issuance— the depository trust company
The Depository Trust Company will act as the initial securities depositary for the notes. The notes will be issued only as fully registered securities in the name of Cede & Co., the depositary’s nominee. One or more fully registered global notes will be issued, representing in the aggregate the total principal amount of notes offered by this prospectus supplement, and will be deposited with the depositary. Unless and until it is exchanged in whole or in part for notes in certificated form, no global note may be transferred except as a whole by the depositary or a nominee of the depositary. A global note will be exchangeable for notes in certificated form only if:

•	the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 60 days; or

•	we, in our sole discretion, determine that a global note will be exchangeable for certificated notes.
For more information about notes in global and certificated form and the depositary and its procedures, please read “Description of the Debt Securities— Form, Denomination and Registration; Book-Entry System” in the accompanying prospectus.
Concerning the trustee
The trustee is an affiliate of the administrative agent and one of the lenders under our revolving credit facility.

Underwriting
We intend to offer the notes through the underwriters. J.P. Morgan Securities Inc. (“JPMorgan”), BNY Capital Markets, Inc., Calyon Securities (USA) Inc., Comerica Securities, Inc., and Wedbush Morgan Securities Inc. are acting as underwriters. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriter	Principal amount

J.P. Morgan Securities Inc.	$
BNY Capital Markets, Inc.
Calyon Securities (USA) Inc.
Comerica Securities, Inc.
Wedbush Morgan Securities Inc.

Total		$150,000,000

The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of      % of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of      % of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
The expenses of the offering, not including the underwriting discount and commission, are estimated to be $          and are payable by us.
We have agreed, during the period of 30 days from the date on which the notes are purchased by the underwriters, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of any notes, any security convertible into or exchangeable into or exercisable for the notes or any debt securities substantially similar to the notes, without first obtaining the written consent of JPMorgan.
The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop or is not sustained, the market price and liquidity of the notes may be adversely affected.
In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.
Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
The underwriters and certain of their affiliates have engaged and may in the future engage in commercial banking and investment banking transactions with us.
JPMorgan will make the notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the notes available to its customers through Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.
Where you can find more information
We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. We are incorporating by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the notes, excluding any information that is furnished to, and not filed with, the Securities and Exchange Commission. Please also see “Where You Can Find More Information” on page 22 of the accompanying prospectus.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 14, 2005 (File No. 1-05663), as amended by Amendment No. 1 thereto on Form 10-K/ A, filed with the Securities and Exchange Commission on June 29, 2005 (File No. 1-05663).

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005 filed with the Securities and Exchange Commission on May 3, 2005, August 2, 2005 and November 2, 2005, respectively (File No. 1-05663).

•	Our Current Reports on Form 8-K dated April 25, 2005, June 28, 2005, June 29, 2005, September 21, 2005 and October 7, 2005 filed with the Securities and Exchange Commission on April 29, 2005, June 28, 2005, July 6, 2005, September 22, 2005 and October 7, 2005, respectively (File No. 1-05663).

•	Item 8.01 of our Current Reports on Form 8-K dated September 7, 2005, filed with the Securities and Exchange Commission on September 7, 2005 and September 22, 2005 (File No. 1-05663).
Validity of the notes
The validity of the notes offered by this prospectus supplement will be passed upon for us by Baker Botts L.L.P., Houston, Texas, and for the underwriters by Sidley Austin Brown & Wood llp, New York, New York. R. O’Neal Chadwick, Jr., our Senior Vice President and General Counsel, will pass upon all matters of Louisiana law in this connection and Baker Botts L.L.P. and Sidley Austin Brown & Wood llp will rely upon such opinion as to matters of Louisiana law.

Prospectus
Cleco Power LLC
2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226
(318) 484-7400
$200,000,000
Debt Securities

          We may offer and sell up to $200,000,000 of our debt securities in one or more series by using this prospectus. We will establish the terms for our debt securities at the time we sell them and we will describe them in one or more supplements to this prospectus. You should read this prospectus and the related supplement carefully before you invest in our debt securities. This prospectus may not be used to offer and sell our debt securities unless accompanied by a prospectus supplement.

          Investing in our debt securities involves risks. See “Risk Factors” beginning on page 7.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 14, 2005.

About This Prospectus	1
Cautionary Statement Regarding Forward-Looking Statements	2
The Company	4
Ratio of Earnings to Fixed Charges	4
Selected Financial Data	5
Use of Proceeds	6
Risk Factors	7
Description of the Debt Securities	12
Plan of Distribution	20
Where You Can Find More Information	22
Validity of Securities	23
Experts	23
About This Prospectus
          This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission, using a “shelf” registration process. By using this process, we may offer up to $200 million of our debt securities in one or more offerings. This prospectus provides you with a description of the debt securities we may offer. Each time we offer debt securities, we will provide a supplement to this prospectus. The prospectus supplement will describe the specific terms of the offering. The prospectus supplement may also add, update or change the information contained in this prospectus. Please carefully read this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to in the “Where You Can Find More Information” section of this prospectus.
          You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone else to provide you with any additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell debt securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is current only as of the date of this prospectus, and any information incorporated by reference is current only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

Cautionary Statement Regarding Forward-Looking Statements
          This prospectus, including the information we incorporate by reference, contains statements that are forward-looking statements. All statements other than statements of historical fact included or incorporated by reference in this prospectus are forward-looking statements. Generally, you can identify our forward-looking statements by the words “anticipate,” “estimate,” “expect,” “objective,” “projection,” “forecast,” “goal” or other similar words.
          We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.
          The following list identifies some of the factors that could cause actual results to differ materially from those expressed or implied by our forward-looking statements:

•	Unusual weather conditions or other natural phenomena; catastrophic weather-related damage; unscheduled generation outages; unusual maintenance or repairs; unanticipated changes to fuel costs, cost of and reliance on natural gas as a component of our generation fuel mix and their impact on competition and franchises, fuel supply costs or availability constraints due to higher demand, shortages, transportation problems or other developments; environmental incidents; or power transmission system constraints;

•	Nonperformance by and creditworthiness of counterparties under power purchase and energy service agreements, or the restructuring of those agreements, including possible termination;

•	Increased competition in power markets, including effects of industry restructuring or deregulation, transmission system operation or administration, transmission reliability standards, retail wheeling, wholesale competition, retail competition or cogeneration;

•	Regulatory factors such as changes in rate-setting policies, recovery of investments made under traditional regulation, the frequency and timing of rate increases or decreases, the results of periodic fuel audits, the results of requests for proposals and our integrated resource planning process, the formation of regional transmission organizations and the implementation of Standard Market Design (which is intended to enhance wholesale energy competition);

•	Our ability to develop and execute on a point of view regarding prices of electricity, natural gas and other energy-related commodities;

•	Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission, the Public Company Accounting Oversight Board, the Federal Energy Regulatory Commission, the Louisiana Public Service Commission, or similar entities with regulatory or accounting oversight;

•	Economic conditions, including inflation rates and monetary fluctuations, and related growth in Cleco Power’s service area;

•	Our credit ratings;

•	Changing market conditions and a variety of other factors associated with physical energy, financial transactions and energy service activities, including, but not limited to, price, basis, credit, liquidity, volatility, capacity, transmission, interest rates and warranty risks;

•	Acts of terrorism;

•	Availability or cost of capital resulting from changes in our business or financial condition, interest rates, and securities ratings or market perceptions of the electric utility industry and energy-related industries;

•	Employee work force factors, including work stoppages and changes in key executives;

•	Legal, environmental and regulatory delays and other obstacles associated with mergers, acquisitions or capital projects;

•	Costs and other effects of legal and administrative proceedings, settlements, investigations, claims and other matters;

•	Changes in federal, state or local legislative requirements, such as changes in tax laws or rates, regulating policies or environmental laws and regulations; and

•	Other factors we discuss in this prospectus, the accompanying prospectus supplement and our other filings with the Securities and Exchange Commission.
          We undertake no obligation to update or revise any forward-looking statements, whether as a result of changes in actual results, changes in assumptions or other factors affecting such statements.

The Company
          We are a Louisiana limited liability company and a wholly owned subsidiary of Cleco Corporation, a regional energy services holding company. We are an electric utility that conducts generation, transmission and distribution operations subject to the jurisdiction of the Louisiana Public Service Commission and the Federal Energy Regulatory Commission, among other regulators, which also engages in energy management activities. We provide electric utility services to approximately 265,000 retail and wholesale customers in 103 communities in central and southeastern Louisiana. Cleco Corporation, subject to certain limited exceptions, is exempt from regulation as a public utility holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935 and Rule 2 thereunder. Our principal executive offices are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226, and our phone number at this address is (318) 484-7400.
          Our parent company’s homepage on the Internet is located at http://www.cleco.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission are available, free of charge, through this website, after those reports or filings are electronically filed with or furnished to the Securities and Exchange Commission. Information on this website or any other website is not incorporated by reference into this prospectus or the accompanying prospectus supplement and does not constitute a part of this prospectus or the accompanying prospectus supplement. For additional information regarding reports and other information we file with or furnish to the Securities and Exchange Commission and obtaining other information about us, please read “Where You Can Find More Information” on page 22 of this prospectus.
Ratio of Earnings to Fixed Charges

	Three Months
	Ended March 31,		Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

Ratio of Earnings to Fixed Charges(1)	2.62x	3.30x	3.67x	3.89x	4.04x	4.17x	4.05x

(1)	We do not believe that the ratios for the three-month periods are necessarily indicative of the ratios for the twelve-month periods due to the seasonal nature of our business. The ratios were calculated pursuant to applicable rules of the Securities and Exchange Commission.

Selected Financial Data
          The following table presents our selected financial data. The data set forth below should be read together with our historical financial statements, the notes to those statements and other financial information we have incorporated by reference into this prospectus. Our selected income statement data and balance sheet data for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 are derived from our audited financial statements. Our selected income statement data and balance sheet data for the three months ended March 31, 2004 and 2005 are derived from our unaudited interim financial statements, which interim financial statements, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of operations and financial position of the unaudited interim period.

	Three Months Ended
	March 31,		Year Ended December 31,

	2005	2004	2004	2003(1)	2002(1)	2001(1)	2000(1)

	(in thousands)
Summary of Operations:
Operating revenue, net	$170,188	$156,009	$729,309	$707,288	$595,489	$628,733	$632,046
Operating expenses	$152,136	$131,334	$625,178	$592,675	$477,860	$518,596	$510,221
Operating income	$18,052	$24,675	$104,131	$114,613	$117,629	$110,137	$121,825
Net income	$7,609	$12,005	$52,202	$57,008	$59,574	$59,138	$59,857

	Three Months Ended
	March 31,		December 31,

	2005	2004	2004	2003(1)	2002(1)	2001(1)	2000(1)

	(in thousands)
Balance Sheet Data:
Total assets	$1,384,328	$1,349,109	$1,425,388	$1,378,916	$1,338,445	$1,185,223	$1,211,191
Long-term debt, net	$375,567	$350,590	$350,552	$410,576	$335,517	$310,458	$335,282

(1)	Certain reclassifications have been made to conform the 2000, 2001, 2002 and 2003 financial statements to the presentation used in our 2004 financial statements. These reclassifications had no effect on net income.

Use of Proceeds
          Unless we inform you otherwise in the prospectus supplement, we anticipate using net proceeds from the sale of debt securities offered by this prospectus for general corporate purposes. The purposes may include, but are not limited to:

•	working capital,

•	capital expenditures,

•	equity investments in existing and future projects,

•	acquisitions,

•	the payment of distributions to Cleco Corporation, and

•	the repayment or refinancing of our indebtedness, including intercompany indebtedness.

Risk Factors
          There are many risks that may affect your investment in our debt securities. You should carefully consider these risks as well as the other information we have provided in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference, before reaching a decision regarding an investment in our debt securities.
          A significant portion of our power supply comes from sources other than the facilities we currently own, and future long-term sources of such additional power are uncertain.
          We do not supply all of our customers’ power requirements from the generation facilities we own and must purchase additional power from the wholesale power market. During 2004, we met approximately 53.7% of our capacity and energy needs with purchased power. Three long-term power purchase agreements with Williams Power Company, Inc. (formerly Williams Energy Marketing & Trading Company), a subsidiary of The Williams Companies, Inc., and Dynegy Power Marketing, Inc., a subsidiary of Dynegy Inc., provided approximately 35% of our capacity needs in 2004. All but 100 megawatts, or MW, of Williams Power Company’s and Dynegy Power Marketing’s obligations to supply power to us under these agreements expired on December 31, 2004.
          In 2003, we initiated a solicitation to identify existing or new generation resources for 2005 and subsequent years, but no satisfactory proposals were received. In May 2004, we signed a one-year contract to purchase 500 MW of capacity and energy from Calpine Energy Services, L.P. starting in January 2005. This contract was approved by the Louisiana Public Service Commission in November 2004. In August 2004, Cleco Power issued a solicitation for proposals for up to 1,000 MW of capacity and energy to replace existing contracts and to accommodate load growth, as well as up to 800 MW to replace older, gas-fired units. A one-year alternate solicitation for up to 645 MW to meet 2006 requirements was issued in January 2005. We have been evaluating a range of generation supply options for 2006 and beyond, including sources of long-term purchased power, acquiring additional generation facilities, self-build proposals and reconfiguring certain of our existing generation facilities. We may not be able to obtain purchased power or generation facilities on terms comparable to those in our current power purchase agreements or at all. In addition, the Louisiana Public Service Commission may not approve any such supply option or if approved, may not allow us to recover part or all of any additional amounts we may pay under new power purchase agreements, in obtaining new generation facilities, in reconfiguring certain of our existing generation facilities or otherwise as a result of the expiration of our existing power purchase agreements, which amounts could be substantial.
          Periodic Louisiana Public Service Commission audits could result in our making substantial refunds of previously recorded revenue.
          Although the July 2004 settlement of the Louisiana Public Service Commission’s audit of our recovery of fuel and purchased power expenses resolved the payment of these expenses for 2001 and 2002, the Louisiana Public Service Commission is required by order to conduct such audits every other year. Any such audit could include periods prior or subsequent to the 2001-2002 period, and we could be required to make a substantial refund of previously recorded revenue as a result of such an audit.
          Adverse findings or determinations in regulatory and investigatory proceedings to which we are subject could require the refunding of revenue and could result in the imposition of additional penalties and restrictions on us. Additional lawsuits could be filed relating to activities and transactions reviewed in such proceedings.
          In 2002, we identified certain energy trading activities and other transactions between us and certain subsidiaries of Cleco Corporation, our parent company. These activities consisted primarily of indirect sales of test power by Cleco Evangeline LLC to us, other indirect acquisitions of purchased power by us from Cleco Marketing & Trading LLC, our indirect sales of power to Cleco Marketing & Trading LLC, and other transactions between us and Cleco Marketing & Trading LLC. We determined that certain of these activities and transactions may have violated the Public Utility Holding Company Act of 1935 as well as various statutes and regulations administered by the Louisiana Public Service Commission and the Federal Energy Regulatory Commission. In July 2003, Cleco Corporation entered into a Stipulation and Consent Agreement with the staff of the Federal Energy Regulatory Commission with respect to these activities and transactions. Under the Stipulation and Consent Agreement, Cleco Corporation agreed to a revocation of Cleco Marketing & Trading LLC’s market-based rate authority (with the right to reapply for market-based rate authority after one year), to make refunds of $2.1 million to us for profits obtained through various affiliate energy marketing and trading transactions between 1999 and 2002, to make payment of a $0.8 million civil penalty to the Federal Energy Regulatory Commission, and to a three-year compliance program, as well as to abide by other restrictions and mandatory plans.
          The Louisiana Public Service Commission initiated formal proceedings, which became part of our fuel audit, to investigate these activities and transactions. A lawsuit was filed in the 27th Judicial District Court, Parish of St. Landry by several of our customers relating to these activities and transactions. In November 2004, the St. Landry Parish lawsuit was dismissed with prejudice and all claims related to the lawsuit were released. There can be no assurance that additional lawsuits will not be filed by our customers relating to the activities and transactions investigated in the Federal Energy Regulatory Commission investigation and the fuel audit.
          We are subject to substantial government regulation; compliance with current and future regulatory requirements may result in substantial costs; the expiration of our rate stabilization plan, as extended through September 2005, could result in a reduction in our regulated rate of return, which is the primary basis for our earnings and cash flows.
          We are subject to substantial regulation from federal and state regulatory agencies. We are required to comply with numerous laws and regulations and to obtain numerous authorizations, permits, approvals and certificates from governmental agencies. These agencies regulate various aspects of our business, including customer rates, service regulations, system reliability, retail service territories, generation plant operations and accounting policies and practices. We cannot predict the impact on our operating results from future regulatory activities of these agencies. Compliance with current and future regulatory requirements and procurement of necessary approvals, permits and certificates may result in substantial costs to us.
          Our retail power rates for residential, commercial and industrial customers and other retail sales are regulated by the Louisiana Public Service Commission. Under a rate stabilization plan approved by the Louisiana Public Service Commission, we are allowed to realize a regulatory return on equity of up to 12.625%, with returns above that level being refunded to customers in the form of billing credits. In March 2004, the Louisiana Public Service Commission granted a one-year extension of the expiration of the plan, without modification, from September 2004 to September 2005. We currently have ongoing both short- and long-term generation supply requests for proposals that will have a direct impact on our decision to seek an extension of the rate stabilization plan. Based on the timeline for the request for proposals management anticipates making such a decision by June 2005 or earlier. Possible rate stabilization plan options include seeking a short-term extension, combining an extension request with a generation certificate of public convenience and necessity application, seeking a new rate case, or allowing the current plan to expire and continue under current rates until the Louisiana Public Service Commission orders a review of our rates. Upon expiration of our current rate stabilization plan, the Louisiana Public Service Commission could reduce our regulated rate of return in establishing a new plan or modifying the existing plan, which would reduce our base revenue and profitability.
          In January 2005, the Louisiana Public Service Commission opened a docket to explore and study the rate structures of all classes of electric customers after receiving complaints that Louisiana’s utility rates are too high to attract new business to the state. A class-by-class review of rates paid by residential, commercial, and industrial customers may be conducted in an effort to determine if one class of customers is subsidizing rates for another. The timing of this review by the Louisiana Public Service Commission has not been determined and its exploratory nature makes the potential impact from such a review unknown at this time.
          On May 25, 2005, the Federal Energy Regulatory Commission issued an order stating that it will institute a proceeding under section 206 of the Federal Power Act to determine whether we, Cleco Evangeline LLC, Perryville Energy Partners and Acadia Power Partners may continue to charge market-based rates for wholesale power in specified geographic areas. The Federal Energy Regulatory Commission authorizes wholesale power sales at market-based rates if, among other things, the seller and its affiliates do not have, or have adequately mitigated, market power in generation. The agency states in its order that the section 206 proceeding will be instituted because a market power analysis filed by us indicates that certain “screens” implemented by the agency were not satisfied in specified geographic markets, creating a rebuttable presumption that we, Cleco Evangeline LLC, Perryville Energy Partners and Acadia Power Partners may possess market power. The order, among other things, directs that within 60 days we must (i) file a delivered price test analysis, which is a detailed economic evaluation of market power, (ii) file a mitigation proposal to eliminate our ability to exercise market power or (iii) inform the agency that we will adopt cost-based rates for power sales within our control area. As a result of the section 206 proceeding, we could be subject to refunds on wholesale sales as of 60 days following the publishing of the agency’s order in the Federal Register, which could be material. Moreover, the implementation of cost-based rates or operational changes in connection with any mitigation proposal could cause a material reduction in our revenues from wholesale power sales, although we believe that the application of cost-based rates may only be ordered on a prospective basis.
          The nonperformance by counterparties under agreements by which we obtain a significant portion of our purchased power could result in an increase in the price at which we provide that power, and the Louisiana Public Service Commission may not allow us to recover part or all of any additional amounts we may pay to obtain replacement power.
          If either Williams Power Company or Calpine Energy Services fails to provide power to us in accordance with their power purchase agreements, we would likely have to obtain replacement power at then-prevailing market prices to meet our customers’ demands. The power market can be volatile, and the prices at which we would obtain replacement power could be higher than the prices we currently pay under the power purchase agreements. The Louisiana Public Service Commission may not allow us to recover, through an increase in rates or through our fuel adjustment clause, part or all of any additional amounts we may pay in order to obtain replacement power.
          Our costs of compliance with environmental laws, regulations and permits are significant and the cost of compliance with new environmental laws, regulations and permits could be significant and reduce our profitability.
          Our businesses are subject to extensive environmental regulation by federal, state and local authorities. We are required to comply with numerous environmental laws and regulations, and to obtain and to comply with numerous governmental permits, in operating our facilities. In addition, existing environmental laws, regulations and permits could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions. We may incur significant additional costs to comply with these revisions, reinterpretations and requirements. If we fail to comply with these revisions, reinterpretations and requirements, we could be subject to civil or criminal liabilities and fines.
          In October 2003, the Texas Commission on Environmental Quality notified us that we had been identified as a potentially responsible party for the San Angelo Electric Service Company facility in San Angelo, Texas. The facility operated as a transformer repair and scrapping facility from the 1930s until 2003, and both soil and groundwater contamination exist at the site and in surrounding areas. Based on initial available information, we accrued a minimal amount for our potential liability for the site in November 2003. In September 2004, we received documentation indicating that we may have sent a greater number of transformers to San Angelo Electric Service Company for repair, refurbishing and/or recycling than previously believed. The investigation of San Angelo Electric Service Company’s historical records is still ongoing. The results of the continued investigation could show that our dealings with San Angelo Electric Service Company were more extensive than current documentation indicates. Additional work is being conducted by a group of potentially responsible parties, including us to maintain the site and to identify additional potentially responsible parties. It is likely that we together with other potentially responsible parties will be required to contribute to the past and future cost of the investigation and remediation of the site. The ultimate cost of remediation of the site, our share of such cost and the timing of any accrual that we may be required to make in connection with this matter cannot be estimated at this time. It is possible, however, that our share of such costs could be significant and could have a material adverse impact on our results of operations, financial condition and cash flow.

          In February 2005, we received notices that the Environmental Protection Agency is requesting certain information relating to the Rodemacher and Dolet Hills power plants through requests for data as authorized by Section 114 of the Clean Air Act. The apparent purpose of the investigation is to determine whether we have complied with applicable new source review regulations of the Environmental Protection Agency in connection with capital expenditures, modifications, or operational changes we have made at these facilities. These regulations require electric utilities to undergo pre-construction review for environmental controls if new generating units are built and also apply if existing units are modified by making “non-routine” physical or operational changes that result in a significant increase in emissions of a regulated pollutant. In addition, they regulate air emissions by many types of industrial facilities. Our response to the initial data request is complete. It is unknown at this time when the Environmental Protection Agency will take further action, if any, as a result of the information to be provided by us and if any such action would have a material adverse impact on our financial condition, results of operations, or cash flows.
          We may incur additional costs or delays in power plant construction and may not be able to recover their investment.
          We currently have an ongoing long-term generation supply request for proposal that includes, among other proposals, various self-build proposals. It is possible that one or more of the self-build options is chosen in the request for proposal process. If selected in the request for proposal process, the completion of any of these options without delays or cost overruns is subject to substantial risks, including:
          •    shortages and inconsistent quality of equipment, materials and labor;
          •    permits, approvals and other regulatory matters;

•	adverse weather conditions;

•	unforeseen engineering problems;

•	environmental and geological conditions;

•	financial condition of contractors;

•	delays or increased costs to interconnect the facilities to transmission grids; and

•	unanticipated cost increases.
If any of the self-build options are selected and not completed on schedule, we may need to obtain replacement power at then-prevailing market prices to meet our customers’ demands. The Louisiana Public Service Commission may not allow us to recover, through an increase in rates or through our fuel adjustment clause, part or all of any amounts we may pay in order to obtain this replacement power.
          If we are unable to complete the development or construction of one of the self-build options if selected in the request for proposal process, or if we decide to delay or cancel construction of one of the self-build options, we may not be able to recover our investment in that facility. In addition, construction delays and contractor performance shortfalls can result in the loss of revenues and may, in turn, adversely affect our results of operations and financial position. Furthermore, if construction projects are not completed according to specification, we may incur liabilities and suffer reduced plant efficiency, higher operating costs and reduced earnings.
          Our generation facilities are subject to unplanned outages and significant maintenance requirements.
          The operation of power generation facilities involves many risks, including the risk of breakdown or failure of equipment, fuel interruption and performance below expected levels of output or efficiency. If our facilities, or the facilities of other parties upon which we depend, operate below expectations, we may lose revenues, have increased expenses or fail to receive the amount of power for which we have contracted.
          All of our generating facilities were originally constructed many years ago. Older equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to operate at peak efficiency or availability. If we underestimate required maintenance expenditures, or are unable to make required capital expenditures due to liquidity constraints, we risk incurring more frequent unplanned outages, higher than anticipated maintenance expenditures, increased operation at higher cost of some of our less efficient generation facilities and the need to purchase power from third parties to meet our supply obligations.
          A downgrade in our credit rating could result in an increase in our borrowing costs and a decrease in our pool of potential investors and funding sources.
          While our senior unsecured debt ratings are “investment grade,” such ratings have been downgraded or put on negative watch by Standard & Poor’s Rating Services and Moody’s Investors Service as recently as March 2003. We cannot assure you that our debt ratings will remain in effect for any given period of time or that one or more of our debt ratings will not be lowered or withdrawn entirely by a rating agency. We note that our credit ratings are not recommendations to buy, sell or hold securities. Each rating should be evaluated independently of any other rating. If Moody’s or Standard & Poor’s were to downgrade our long-term rating, particularly below investment grade, the value of any debt securities would likely be adversely affected and our borrowing costs would increase, which would diminish our financial results. In addition, we would likely be required to pay higher interest rates in future financings, and our pool of potential investors and funding sources could decrease.

Description of the Debt Securities
          We may from time to time offer debt securities consisting of our unsecured debentures, notes (including notes commonly known as medium-term notes) or other evidences of indebtedness in one or more series at an aggregate initial offering price not to exceed $200 million pursuant to this prospectus. We refer to these debentures, notes or other evidences of indebtedness as the “debt securities.” The following description highlights the general terms and provisions of the debt securities. When we offer debt securities in the future, the prospectus supplement will explain the particular terms of those securities and the extent to which these general provisions may apply.
          The debt securities will be issued under an indenture, dated as of October 1, 1988, between us (as successor to Cleco Utility Group, Inc.) and Bankers Trust Company, as supplemented and amended. The Bank of New York is the current trustee under the indenture. Copies of the indenture and the Agreement of Resignation, Appointment and Acceptance under which The Bank of New York succeeded Bankers Trust Company as trustee under the indenture are included among the exhibits to the registration statement of which this prospectus is a part.
          We have summarized selected provisions of the indenture below. You should read the indenture filed as an exhibit to the registration statement of which this prospectus is a part for any provisions that may be important to you. In the summary below, we have included references to section numbers of the indenture so that you can easily locate these provisions. In describing the provisions of the indenture, we use the term “corporation” as it is defined in the indenture. The indenture defines “corporation” to include corporations, associations, companies, including limited liability companies, and business trusts.
General
          The indenture does not limit the principal amount of unsecured debentures, notes or other obligations that we may issue under it from time to time in one or more series. The term “indenture securities,” as used in this prospectus, refers to all of these obligations issued and issuable under the indenture from time to time and includes the debt securities. We may issue additional indenture securities, in addition to the debt securities, in the future under the indenture. At March 31, 2005, we had $289.9 million principal amount of indenture securities issued and outstanding under the indenture.
          A prospectus supplement relating to any series of debt securities being offered by this prospectus will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and series of the debt securities;

•	the total principal amount of the debt securities;

•	any limit on the aggregate principal amount of a series of debt securities;

•	the date on which the principal of the debt securities is payable;

•	the interest rate that the debt securities will bear, if any, including any method or formula to determine such rate, and the interest payment dates for the debt securities;

•	the place where the principal, premium, if any, and/or interest, if any, on the debt securities will be payable;

•	any optional redemption periods and the terms of that option;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	the manner in which payments of principal, premium, if any, and/or interest, if any, on the debt securities will be determined, if these amounts will be based on an index, formula or other method;

•	whether we will sell the debt securities, including original issue discount debt securities, at a substantial discount below their stated principal amount;

•	the currency in which payment of principal, premium, if any, and interest, if any, on the debt securities will be payable, if other than U.S. currency; and

•	any other terms of the debt securities. (Section 301)
          We may sell the debt securities, including original issue discount securities, at a substantial discount below their stated principal amount. If there are any special United States federal income tax considerations applicable to debt securities we sell at an original discount, we will describe them in the prospectus supplement. In addition, we will describe in the prospectus supplement any special United States federal income tax considerations and any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than $US.
Ranking; Limitations on Mortgages and Liens
          The debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness. As of March 31, 2005, we had an aggregate of $401.2 million of unsecured and unsubordinated indebtedness that would rank equal with the debt securities. As of March 31, 2005, we had no outstanding first mortgage bonds issued under and secured by an Indenture of Mortgage, dated as of July 1, 1950, between us and Bank One, Louisiana, N.A., formerly The National Bank of Commerce in New Orleans, as trustee. We redeemed $60.0 million of the last series of outstanding first mortgage bonds on March 15, 2005. In this prospectus, we sometimes refer to this Indenture of Mortgage as the “mortgage indenture.” Holders of the first mortgage bonds issued under the mortgage indenture would have a prior claim on certain of our material assets upon our dissolution, winding up, liquidation or reorganization. We may issue mortgage bonds under the mortgage indenture in addition to the first mortgage bonds currently issued and outstanding.
          So long as any indenture securities remain outstanding, the indenture prohibits us from creating or permitting any mortgage, lien or similar encumbrance, which we call a “mortgage,” on any of our properties, unless we secure the indenture securities equally and ratably with the mortgage being created or permitted. This prohibition does not apply to:

•	mortgages to secure first mortgage bonds issued under the mortgage indenture;

•	“permitted liens” as defined in the Twenty-Fifth Supplemental Indenture to the mortgage indenture;

•	the following mortgages, provided that the mortgages do not apply to property owned by us or one of our subsidiaries, other than unimproved real property on which the construction or improvement is located:

•	mortgages to secure or provide for the payment of the purchase price or cost of property acquired, constructed or improved after the date of the indenture that are created or assumed

–	within 120 days after the acquisition or completion of construction or improvement, or

–	within six months of the 120-day period, if pursuant to a firm commitment for financing arrangements, or

•	mortgages on any property existing at the time the property is acquired;

•	existing mortgages of a corporation merged with or into us or one of our subsidiaries;

•	mortgages of any corporation existing at the time it becomes one of our subsidiaries;

•	mortgages securing debt owed by one of our subsidiaries to us or to another one of our subsidiaries;

•	mortgages in favor of governmental bodies to secure advances or other payments under any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to these mortgages, including mortgages to secure pollution control or industrial revenue bonds;

•	mortgages to secure loans to us or one of our subsidiaries maturing within 12 months and made in the ordinary course of business;

•	mortgages on any property, including any natural gas, oil or other mineral property, to secure all or part of the cost of exploration, drilling or development of the property or to secure debt incurred to provide funds for any of these costs;

•	mortgages existing on the date of the indenture;

•	certain mortgages typically incurred in the ordinary course of business, including mortgages resulting from legal proceedings contested in good faith;

•	mortgages for extending, renewing or replacing indebtedness secured by any of the mortgages described in the bullet point items above, so long as

•	the principal amount of the indebtedness secured by these mortgages is not more than the principal amount of indebtedness secured at the time of the extension, renewal or replacement plus any premiums incurred in retiring the indebtedness, and

•	the mortgage for the extension, renewal or replacement is limited to the original property or indebtedness (plus improvements on such property);

•	mortgages on any property of our subsidiaries, unless the property of the subsidiary is being used to secure any of our indebtedness; or

•	the issuance, assumption or guarantee by us or one of our subsidiaries of indebtedness secured by a mortgage up to an amount that, together with all other of our secured indebtedness that does not fall under one of the above exceptions, is less than 5% of our “consolidated net tangible assets,” which consists of:

•	the total amount of assets appearing on our balance sheet or consolidated balance sheet, minus certain amounts for depreciation, intangible assets and other items. (Section 1009)
Modification of the Indenture
          We and the trustee may modify the indenture without the consent of holders of indenture securities to do certain things, such as to establish the form and terms of a series of indenture securities or to add to our covenants under the indenture for the benefit of holders. (Section 901) Additionally, with certain exceptions, we and the trustee may modify the indenture or the rights of the holders of indenture securities if we obtain the consent of the holders of at least 50% in principal amount of all outstanding indenture securities affected by the modification. However, modifications of provisions of the indenture involving the following items will not be effective against any holder without the holder’s consent:

•	the principal, premium or interest payment terms of any indenture security;

•	waivers of past defaults or certain requirements for quorum and voting; and

•	with certain exceptions, percentage requirements for modification or waiver of provisions of the indenture. (Section 902)
Events Of Default
          With respect to indenture securities of a particular series, the following are events of default under the indenture:

•	failure for three “business days” (as defined in the indenture) after payment is due to pay principal and/or premium, if any, on any indenture security of the particular series;

•	failure for 30 days after payment is due to pay interest on any indenture security of the particular series;

•	failure for three business days after payment is due to make any sinking fund installment required by the terms of the particular series;

•	with certain exceptions, violation of any covenant or warranty made by us in the indenture that persists for at least 60 days after we have been notified of the violation in the manner provided in the indenture by the trustee or by the holders of 10% of the particular series;

•	default under other mortgages or instruments or under other series of indenture securities resulting in acceleration of indebtedness of over $5 million, unless the default is rescinded or discharged within 90 days after we are given notice in the manner provided in the indenture regarding the default from the trustee or from the holders of 25% of the particular series;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default provided with respect to the particular series. (Section 501)
          An event of default for a particular series of indenture securities does not necessarily constitute an event of default for any other series of indenture securities issued under the indenture.
          If an event of default occurs and continues, either the trustee or the holders of at least 25% of the series may declare those indenture securities due and payable. Holders of a majority of a series of indenture securities may waive past defaults for that series under certain circumstances. (Section 502) We must furnish annually to the trustee a statement regarding performance by us of certain of our obligations under the indenture and any related defaults. (Section 1005)
Satisfaction and Discharge of Indenture
          With certain exceptions, we will be discharged from our obligations under the indenture with respect to any series of indenture securities by

•	delivering all outstanding indenture securities (other than indenture securities to which specified conditions apply) to the trustee for cancellation and paying all other amounts payable by us under the indenture, or

•	paying the principal, premium, if any, interest, if any, and any other amounts payable by us under the indenture when

•	all outstanding indenture securities (other than indenture securities to which specified conditions apply) have become due and payable or will become due and payable within one year, or

•	for indenture securities redeemable at our option, such indenture securities are to be called for redemption within one year under arrangements satisfactory to the trustee.
In addition to the requirements described above, we must also deliver an officers’ certificate and opinion of counsel to the trustee stating that all conditions precedent relating to the satisfaction and discharge of the indenture have been fulfilled. (Section 401)
Consolidation, Merger, Sale or Conveyance
          The indenture allows us to consolidate or merge with another corporation or sell, lease or convey all or substantially all of our assets to another corporation only if

•	we will be the surviving corporation, or the successor corporation is incorporated in the United States and assumes all of our obligations under the indenture securities and the indenture in a manner satisfactory to the trustee, and

•	no default exists immediately after the transaction. (Section 801)
Covenants
          We will describe any restrictive covenants for any series of debt securities, other than those described above under “—Ranking; Limitations on Mortgages and Liens,” in the prospectus supplement.
Absence of Event Risk Protections
          Unless we inform you otherwise in the prospectus supplement, the covenants contained in the indenture and the debt securities will not contain provisions permitting the holders of debt securities to require prepayment in the event of a change in control of us or our parent company, Cleco Corporation, or in the event we or Cleco Corporation enter into one or more highly leveraged or other transactions, regardless of whether a rating decline results therefrom, nor will any such events deemed to be Events of Default under the terms of the indenture or the debt securities.
Form, Denomination and Registration; Book-Entry System
          Unless otherwise indicated in a prospectus supplement, the debt securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or integral multiples of $1,000. (Section 302) You will not have to pay a service charge to transfer or exchange debt securities, but we may require you to pay taxes or other governmental charges for exchanges involving transfers under the terms of the indenture. (Section 305)
          Unless otherwise indicated in a prospectus supplement, each series of debt securities will be represented by one or more fully registered global notes, which we call the “Global Notes.” Each Global Note will be deposited with, or on behalf of, The Depository Trust Company, as depositary, and registered in the name of the depositary or a nominee of the depositary. Unless and until it is exchanged in whole or in part for debt securities in certificated form, no Global Note may be transferred except as a whole by the depositary or by a nominee of the depositary.
          So long as the depositary or its nominee is the registered owner of a Global Note, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the Global Note for all purposes under the indenture. Except as provided below, beneficial owners of a Global Note representing debt securities will not be entitled to have the debt securities registered in their names, will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the registered holders of the debt securities under the indenture. Furthermore, no Global Note representing debt securities will be exchangeable or transferable. Accordingly, each beneficial owner must rely on the procedures of the depositary and, if that beneficial owner is not a “participant,” as described below, on the procedures of the participant through which the beneficial owner owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we were to request any action of holders or if an owner of a beneficial interest in a Global Note representing debt securities were to desire to take any action that a holder is entitled to take under the indenture,

•	the depositary would authorize the participants holding the relevant beneficial interests to give or take the desired action, and

•	the participants would authorize beneficial owners owning through the participants to give or take the desired action or would otherwise act upon the instructions of beneficial owners.
          Each Global Note will be exchangeable for debt securities in certificated form only if:

•	the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 60 days, or

•	we, in our sole discretion, determine that the Global Notes will be exchangeable for certificated notes.
If one of the above events occurs, the Global Note or Global Notes will be exchangeable for debt securities in certificated form of like tenor and of an equal aggregate principal amount. The certificated debt securities will be registered in the name or names of the beneficial owners of the Global Note or Notes as the depositary instructs the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in Global Notes.
          The laws of some states may require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in Global Notes.
          The following is based on information furnished by the depositary:
          The depositary will act as securities depositary for the debt securities. The debt securities will be issued as fully registered securities registered in the name of Cede & Co., the depositary’s partnership nominee. One fully registered Global Note will be issued for each issue of debt securities, each in the aggregate principal amount of the issue, and will be deposited with the depositary.
          The depository is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The depositary holds securities that its “participants” deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of the depositary include securities brokers and dealers, including the agents, banks, trust companies, clearing corporations and certain other organizations.
          The depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the depositary’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the depositary and its participants are on file with the Securities and Exchange Commission.
          Purchases of debt securities under the depositary’s system must be made by or through direct participants, which will receive a credit for those debt securities on the depositary’s records. The ownership interest of each beneficial owner of each debt security represented by a Global Note is, in turn, to be recorded on the records of direct participants and indirect participants. Beneficial owners of debt securities will not receive written confirmation from the depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interests in a Global Note representing debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of a Global Note representing debt securities will not receive debt securities in certificated form representing their ownership interests in the debt securities, except in the event that use of the book-entry system for those debt securities is discontinued.
          To facilitate subsequent transfers, all Global Notes representing debt securities that are deposited with, or on behalf of, the depositary are registered in the name of the depositary’s nominee, Cede & Co. The deposit of Global Notes with or on behalf of the depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The depositary has no knowledge of the actual beneficial owners of the Global Notes representing the debt securities. Instead, the depositary’s records reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.
          Conveyance of notices and other communications by the depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
          Neither the depositary nor Cede & Co. will consent or vote with respect to the Global Notes representing the debt securities. Under its usual procedures, the depositary mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants, identified in a listing attached to the omnibus proxy, to whose accounts the debt securities are credited on the applicable record date.
          We will make principal, premium, if any, and/or interest, if any, payments on the Global Notes representing the debt securities in immediately available funds to the depositary. The depositary’s practice is to credit direct participants’ accounts on the applicable payable date in accordance with their respective holdings shown on the depositary’s records unless the depositary has reason to believe that it will not receive payment on the applicable payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the applicable participant and not of the depositary, the trustee, any agent or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to the depositary will be our responsibility and that of the trustee. Disbursement of payments to direct participants will be the responsibility of the depositary, and disbursement of payments to the beneficial owners will be the responsibility of direct participants and indirect participants.
          If applicable, redemption notices must be sent to Cede & Co. If less than all of the debt securities of like tenor and terms are being redeemed, the depositary’s practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.
          A beneficial owner must give notice of any option to elect to have its debt securities repaid by us, through its participant, to the trustee, and will effect delivery of the applicable debt securities by causing the direct participant to transfer the participant’s interest in the Global Note representing the debt securities, on the depositary’s records, to the trustee. The requirement for physical delivery of debt securities in connection with a demand for repayment will be deemed satisfied when the ownership rights in the Global Note or Notes representing the debt securities are transferred by direct participants on the depositary’s records.
          The depositary may discontinue providing its services as securities depositary with respect to the debt securities at any time by giving reasonable notice to the trustee or us. Neither we, the trustee nor any underwriter or agent will have any responsibility for the performance by the depositary or its participants or indirect participants of their obligations. In the event that a successor securities depositary is not obtained, debt securities in certificated form are required to be printed and delivered. Similarly, we may decide to discontinue use of the system of book-entry transfers through the depositary or a successor securities depositary. In that event, debt securities in certificated form will be printed and delivered.
          The information in this section concerning the depositary and the depositary’s system has been obtained from sources that we believe to be reliable.
Concerning the Trustee
          The Bank of New York is the trustee under the indenture. The trustee also may act as a depositary of funds for, make loans to, and perform other services for us in the normal course of business, including acting as trustee under other indentures of ours. The corporate trust office of the trustee is located at 101 Barclay Street, New York, New York 10286.
          The trustee generally will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer a reasonable indemnity to the trustee against any costs or liabilities it might incur in compliance with such request. (Section 603) The holders of a majority of a series of indenture securities generally may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the indenture securities. (Section 512) The right of a holder to institute a proceeding under the indenture is subject to certain conditions, but each holder has an absolute right to receive payment of principal, premium, if any, and interest, if any, when due and to institute suit for the enforcement of payment of these amounts. This right is subject to certain limited exceptions in the case of interest. (Section 508) Within 90 days after a default with respect to any series of indenture securities, the trustee is required to give the holders notice of the default, unless the default has been cured or waived. The trustee may withhold this notice if it determines that it is in the best interest of the holders to do so, but the trustee may not withhold notice in this manner with respect to a default in the payment of principal, premium, if any, and/or interest, if any, or sinking fund installment on any indenture security. (Section 602)
          The trustee may resign from its duties with respect to the indenture at any time. We may remove the trustee in certain circumstances, and the holders of a majority of a series of indenture securities may remove the trustee with respect to that series. If the trustee resigns, is removed or becomes incapable of acting as trustee or a vacancy occurs in the office of the trustee for any reason, a successor trustee will be appointed in accordance with the provisions of the indenture. (Section 610)
          The indenture contains the provisions required by the Trust Indenture Act of 1939 with reference to the disqualification of the trustee if the trustee has or acquires any “conflicting interest,” as that term is defined in the indenture. (Section 608) In the event the trustee becomes a creditor of ours within four months prior to a default, or subsequent to such a default, the indenture also contains certain limitations on the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property held by it as security for such claim. (Section 613)

Plan of Distribution
          We may sell debt securities in and outside the United States:

•	directly to purchasers;

•	through an underwriter or underwriters,

•	through dealers,

•	through agents, or

•	through a combination of any of these methods.
          We will describe the terms of any offering of debt securities in the prospectus supplement, including:

•	the method of distribution,

•	the name or names of any underwriters, dealers or agents, and any managing underwriter or underwriters,

•	the purchase price of the debt securities and the proceeds we receive from the sale,

•	any underwriting discounts, agency fees or other form of underwriters’ compensation,

•	any discounts and concessions allowed, reallowed or paid to dealers or agents, and

•	the expected time of delivery of the offered debt securities.
          We may change the initial public offering price and any discount or concessions allowed or reallowed to dealers from time to time.
          If we use underwriters to sell our debt securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the offered debt securities if any are purchased. In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell debt securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.
          If we use a dealer to sell debt securities, we will sell the debt securities to the dealer as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale. These dealers may be deemed underwriters, as such term is defined in the Securities Act of 1933, of the debt securities they offer and sell. If we elect to use a dealer to sell debt securities, we will provide the name of the dealer and the terms of the transaction in the prospectus supplement.
          Debt securities may also be offered and sold in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to a remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act of 1933.
          Underwriters, agents and dealers participating in the distribution of debt securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of debt securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

          We may enter into agreements with the underwriters, agents, purchasers, dealers or remarketing firms who participate in the distribution of our debt securities that will require us to indemnify them against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that they or any person controlling them may be required to make for those liabilities. Underwriters, agents or dealers may be our customers. They may also engage in transactions with us or perform services for us or for our affiliates in the ordinary course of business.
          Each series of debt securities will be a new issue with no established trading market. We may elect to list any series of debt securities on an exchange. However, we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of debt securities. However, they will not be obligated to do so and may discontinue market making at any time without notice. We cannot assure you that a liquid trading market for the debt securities will develop.
          In connection with an offering, the underwriters or agents may purchase and sell debt securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the debt securities. Syndicate short positions involve the sale by the underwriters or agents of a greater number of debt securities than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, in which selling concessions allowed to syndicate members or other broker dealers in respect of the debt securities sold in the offering for their account may be reclaimed by the syndicate if the debt securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Where You Can Find More Information
          We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain further information regarding the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our filings are also available to the public over the Internet at the Securities and Exchange Commission’s web site located at http://www.sec.gov and the web site of our parent company, Cleco Corporation, at http://www.cleco.com.
          The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus information we file with the Securities and Exchange Commission. This means we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus, the related prospectus supplement, a pricing supplement or information that we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference into this prospectus the following documents that we have filed with the Securities and Exchange Commission, and our future filings with the Securities and Exchange Commission under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (excluding information deemed to be furnished and not filed with the Securities and Exchange Commission) until the offering of the debt securities is completed:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 14, 2005 (File No. 1-05663), as amended by Amendment No. 1 thereto on Form 10-K/A, filed with the Securities and Exchange Commission on March 30, 2005 (File No. 1-05663),

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, filed with the Securities and Exchange Commission on May 3, 2005 (File No. 1-05663), and

•	our Current Report on Form 8-K dated April 25, 2005, filed with the Securities and Exchange Commission on April 29, 2005 (File No. 1-05663).
          This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission relating to the debt securities. As permitted by Securities and Exchange Commission rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the Securities and Exchange Commission. You should read the registration statement and the exhibits and schedules for more information about us and the debt securities. The registration statement, exhibits and schedules are also available at the Securities and Exchange Commission’s Public Reference Room or through its web site.
          You may also obtain a copy of our filings with the Securities and Exchange Commission at no cost by writing to or telephoning us at:
Cleco Power LLC
2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226
Attn: Corporate Secretary
(318) 484-7400

Validity of Securities
          The validity of the debt securities will be passed upon for us by Baker Botts L.L.P., Houston, Texas. R. O’Neal Chadwick, Jr., our Senior Vice President and General Counsel, will pass upon all matters of Louisiana law in this connection. At May 1, 2005, Mr. Chadwick beneficially owned 15,161 shares of Cleco Corporation’s common stock (including shares held under employee benefit plans) and held options under incentive compensation plans, as of March 31, 2005, to purchase an additional 12,100 shares of Cleco Corporation’s common stock. None of such shares or options were issued or granted in connection with the offering of the securities offered by this prospectus. Any underwriters or agents will be advised about the validity of the debt securities by their own counsel, which counsel will be named in the applicable prospectus supplement.
Experts
          The financial statements of Cleco Power LLC incorporated in this prospectus by reference to the Annual Report on Form 10-K of Cleco Power LLC for the year ended December 31, 2004 and the financial statement schedule incorporated in this prospectus by reference to Amendment No. 1 to the Annual Report on Form 10-K/A of Cleco Power LLC for the year ended December 31, 2004, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.